UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
IDR 725,000,000,000 4.25 per cent. Fixed Rate Notes due 7 February 2028
(payable in United States Dollars)

by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 3 February 2021

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indonesian Rupiah ("**IDR**") 725,000,000,000 4.25 per cent. Fixed Rate Notes due 7 February 2028 (payable in United States Dollars) (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 3 February 2021 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 3 February 2021 (the "**Purchaser's Confirmation**") provided by Barclays Bank PLC ("**Barclays**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), Barclays has agreed to purchase the Notes. The obligations of Barclays are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	97.712%	N/A	97.712%
Total	IDR 708,412,000,000[1]	N/A	IDR 708,412,000,000[1]

(1)   Payable in United States dollars in the amount of USD 50,582,791.86

Item 4. <u>Discounts and Commissions to Sub-Underwriters and Other Dealers</u>

None.

Item 5. <u>Other Expenses of Distribution</u>

Barclays has agreed to pay the fees and expenses of its own legal advisers, the upfront fees and expenses of Citibank, N.A. and any paying agents, the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. <u>Application of Proceeds</u>

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. <u>Exhibits</u>

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 3 February 2021.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Supplementary Offering Circular dated 22 July 2019.**
        (iii)   The Pricing Supplement dated 3 February 2021.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

5 North Colonnade
Canary Wharf
London
E14 4BB
United Kingdom

Tel +44 (0)20 7623 2323
barclays.com

PURCHASER'S CONFIRMATION

3 February 2021

To: European Bank for Reconstruction and Development

Attn: Stefan Filip / Giulia Franzutti

**European Bank for Reconstruction and Development (the "Issuer")
IDR 725,000,000,000 4.25 per cent. Fixed Rate Notes
due 7 February 2028 (payable in United States Dollars) (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes**

Dear Sirs,

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)   We agree to pay:

      (a)   the fees and expenses of our legal advisers;

      (b)   the upfront fees and expenses of the Agent and any paying agents;

      (c)   the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

      (d)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes and the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

      (e)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)   In addition we confirm that the provisions of Clause 3.2.6 of the programme agreement dated 3 July 2012 (the "**Programme Agreement**") will not apply in relation to this issue of Notes.

(iii)   In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

The net proceeds of the issue are IDR 708,412,000,000 but payable in USD in the amount of USD 50,582,791.86 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Clearstream Banking, S.A., account number 34797.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: Barclays Bank PLC

By: *MSBaldini*
....
      Delegated signatory

UK MiFIR product governance / Professional investors and ECPs only target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("COBS"), and professional clients as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("UK MiFIR"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturer's target market assessment; however, a distributor subject to FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "manufacturer" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of UK MiFIR. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

3 February 2021


PRICING SUPPLEMENT

European Bank for Reconstruction and Development
IDR 725,000,000,000 4.25 per cent. Fixed Rate Notes due 7 February 2028 (payable in United States Dollars) (the "Notes") issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS


Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indonesian Rupiah ("**IDR**"), the lawful currency of the Republic of Indonesia, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**"), subject to the provisions set out in the Annex hereto.
2	Nominal Amount:	IDR 725,000,000,000
3	Type of Note:	Fixed Rate

4	Issue Date:		5 February 2021
5	Issue Price:		97.712 per cent. of the Nominal Amount
6	Maturity Date:		7 February 2028, subject to adjustment in accordance with the Business Day Convention specified below and subject to the provisions set out in the Annex below.
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		Not Applicable
10	Specified Denomination(s):		IDR 10,000,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		Issue Date
16	Fixed Rate Notes:		Applicable
	(a)	Fixed Rate of Interest:	4.25 per cent. per annum, payable annually in arrear on each Fixed Interest Date. For the avoidance of doubt, and subject to paragraph 16(c) below, IDR 425,000 will be payable on each Fixed Interest Date per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be

			payable in USD, as further described in the Annex.
	(b)	Fixed Interest Dates:	7 February in each year, from and including 7 February 2022 (long first coupon), up to and including the Maturity Date, subject to adjustment for payment purposes in accordance with the Business Day Convention specified below and the provisions set out in the Annex hereto.
	(c)	Initial Broken Amount per Specified Denomination:	IDR 427,329 per Specified Denomination shall be payable as the Fixed Interest Amount on 7 February 2022 (long first coupon), provided that the Fixed Interest Amount for the long first coupon shall be payable in USD as further described in the Annex.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Jakarta shall be the principal financial centre. London, New York and Singapore shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and, for the avoidance of doubt, Jakarta shall be the principal financial centre and London, New York and Singapore shall be additional business centres, subject to the provisions set out in the Annex hereto
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	Not Applicable
	(b)	Redemption at Noteholder's option:	Not Applicable

23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination, subject to the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of the Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Additional selling restrictions:	**Indonesia**

The Dealer has represented and agreed that the Notes are not and will not be registered with the Financial Services Authority previously known as the Capital Market and Financial Institutions Supervisory Agency (the "**OJK**") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorised) are not authorised by the OJK for their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorised by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.

31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	229664409
	ISIN Code:	XS2296644094
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to trading on the Regulated Market of the London Stock Exchange plc.
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	The provisions set out in the Annex shall apply to the Terms and Conditions in accordance herewith.
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 5 February 2021 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "UK MiFIR product governance / Professional investors and ECPs only target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to trading on the Regulated Market of the London Stock Exchange plc, with effect from 5 February 2021 or as soon as practicable thereafter.
		No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Ltd. ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be IDR 708,412,000,000 but payable in USD in the amount of USD 50,582,791.86) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	IDR 708,412,000,000
	USD equivalent: USD 50,582,791.86
(iii) Estimated total expenses:	£10,000

5   **YIELD**

Indication of yield:	4.64 per cent. per annum
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6   **HISTORIC INTEREST RATES**

Not Applicable

7   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

Annex

Calculation of Fixed Interest Amount Early Redemption Amount and Final Redemption Amount

The Final Redemption Amount or Early Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Maturity Date or the Early Redemption Date (if any) as applicable and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination / Reference Rate (rounded to the nearest cent with USD 0.005 being rounded up)

The Fixed Interest Amount per Specified Denomination will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination x Fixed Rate of Interest / Reference Rate x Fixed Day Count Fraction (rounded to the nearest cent with USD 0.005 being rounded up)

The Calculation Agent shall notify the Issuer and the Agent (who will in turn inform the Noteholders) of its determination of the Final Redemption Amount per Specified Denomination, the Early Redemption Amount per Specified Denomination and Fixed Interest Amount per Specified Denomination on the Maturity Date, the Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than the Business Day immediately following the relevant Rate Fixing Date).

If the Reference Rate is not available for any reason on Bank Indonesia's website (www.bi.go.id, or on any successor page) or otherwise made available by Bank Indonesia (or its successor as administrator) on any Rate Fixing Date, then the Calculation Agent shall determine that a price source disruption event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and the Agent (who will in turn inform the Noteholders) of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of:

(i)   the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists; and

(ii)   the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below) (if any), as the case may be.

If on the tenth Business Day following the original Rate Fixing Date the Reference Rate on Bank Indonesia's website (www.bi.go.id, or on any successor page) or otherwise made available by Bank Indonesia (or its successor as administrator) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of IDR per one USD) from five Reference Dealers as the Calculation Agent is able to obtain for the sale of IDR and the purchase of USD at or about 10:30 a.m. Jakarta time on the Rate Fixing Date for settlement two Jakarta Business Days thereafter, provided that if 3 to 5 quotes are obtained, the highest (one of the highest) and lowest (one of the lowest) of such quotes will be disregarded and the arithmetic mean of the remaining quotes shall be the Reference Rate. If only two or one Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply, and if none of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in an impartial and in a commercially reasonable manner.

The Calculation Agent shall notify the Issuer and the Agent (who shall in turn inform the Noteholders) of its determination of the Reference Rate as soon as practicable after such determination.

For the purposes of these provisions:

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, Singapore and Jakarta;

"**Calculation Agent**" means Barclays Bank PLC in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 3 October 2002 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to Barclays Bank PLC as Calculation Agent in respect of the Notes;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any).

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date (if any) or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the tenth Business Day following the original Rate Fixing Date;

"**Reference Dealers**" means leading dealers, banks or banking corporations which regularly deal in the USD/IDR exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the "USD/IDR Spot Rate" determined on the relevant Rate Fixing Date; and

"**USD/IDR Spot Rate**" means the Indonesian Rupiah/U.S. Dollar weighted average spot rate in the interbank market based on traded IDR/USD spot foreign exchange transactions during a specified time period, which are captured on a real time basis, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two Jakarta Business Days, published by the Bank Sentral Republik Indonesia (Bank Indonesia) at approximately 10:00 a.m., Jakarta time as the Jakarta Interbank Spot Dollar Rate USD – IDR on Bank Indonesia's website (www.bi.go.id, or on any successor page) or otherwise made available by Bank Indonesia (or its successor as administrator) on the applicable Rate Fixing Date